Exhibit 99.3

MASTER MANAGEMENT AGREEMENT

THIS AGREEMENT (the “Agreement”) dated this 1st day of September 2020 (the “Effective Date”) is made between:
(1)
CASTOR SHIPS S.A., a Marshall Islands corporation having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960 and having established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (formerly law 89/1967) at 25 Foinikos Street, 14564 Nea Kifisia, Athens, Greece (the “Manager”);

(2)
CASTOR MARITIME INC., a Marshall Islands corporation having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960 and whose common stock has been registered pursuant to Section 12(b) of the United States Securities Exchange Act of 1934, as amended, (the “U.S. Exchange Act”) and is listed on the Nasdaq Capital Market under the trading symbol “CTRM” (the “Listed Company”);

(3)
The shipowning corporations listed in Schedule A hereto (as such list of corporations may be supplemented and/or amended from time to time, the “Shipowning Subsidiaries” and, together with the Listed Company, the “Company”);

WHEREAS:
(A)
The Listed Company directly or indirectly wholly or partially owns or will wholly or partially own the Shipowning Subsidiaries identified in Schedule A hereto, as such Schedule A may be amended from time to time, each of which owns or charters in or will own or charter in one or more vessels (the “Vessels”).

(B)	The Manager has the benefit of expertise mainly in the commercial management of vessels, administration and representation of shipowning companies as well as shipping project procurement and sourcing.

(C)
The Listed Company and the Manager desire to enter into and adopt this Agreement, pursuant to which the Manager shall undertake the commercial management of the Vessels, as well as manage the business and provide administrative and project management services and any other kind of services, requested from time to time, to the Shipowning Subsidiaries and the Listed Company in connection with the Shipowning Subsidiaries.

1.	Interpretation
In this Agreement, unless the context otherwise requires:
“Affiliate” of any specified Person (as defined below) means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Board of Directors” means the Board of Directors of the Listed Company as the same may be constituted from time to time.
 “Business Day” means a day (excluding Saturdays and Sundays) on which banks are open for business in Greece, Cyprus and New York.
“Change in Control Transaction in the Listed Company” means the consummation, following the Effective Date, of any of the following transactions:
a.            the acquisition, directly or indirectly, by any Person, or any Persons acting as a “group” within the meaning of Section I 3(d)(3) of the  U.S. Exchange Act of beneficial ownership (within the meaning of Rule 13d-3 of the  U.S. Exchange Act), other than the Permitted Holders (as defined below), of securities of the Listed Company representing more than 30% of the total combined voting power of the Listed Company’s then outstanding securities entitled to vote in the election of the directors of the Listed Company (the “Voting Shares”);
b.            the Listed Company disposing of all or substantially all of its assets;
c.            the merger of the Listed Company with or into another corporation or any other transaction in which securities possessing more than 30% of the total combined Voting Shares of the Listed Company are transferred to a Person or Persons different from the Permitted Holders; or
d.            the Board of Directors, by resolution duly adopted by the affirmative vote of a simple majority of the votes cast by the Board of Directors, determines that for the purposes of this Agreement, a Change in Control Transaction in the Listed Company has occurred; or
e.            Mr. Petros Panagiotidis ceases to be the Chief Executive Officer of the Listed Company; or
f.            there is a change in boardroom control of the Listed Company. A change in boardroom control for the purpose of this clause shall mean a change in the directors of the Board of Directors of the Listed Company such that the majority of directors on the Board of Directors following such change are directors who were not directors immediately following the Effective Date.

A transaction shall not constitute a Change in Control Transaction if its sole purpose is to change the state of the Listed Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the Permitted Holders.
“Co-Manager” means PAVIMAR S.A., a corporation incorporated under the Laws of the Republic of the Marshall Islands, which has established a branch office in Greece in accordance with the provisions of article 25 of Law 27/1975 and has undertaken the technical and operational management of the Vessels.
“Commission Fees” shall have the meaning set forth in paragraph 6.6.
 “Dispute” shall have the meaning set forth in paragraph 11.1.
“Effective Date” shall have the meaning set forth in the Preamble.
“Flat Management Fee” shall have the meaning set forth in paragraph 6.1.2.
 “Management Fees” shall have the meaning set forth in paragraph 6.1.
“Management Services” shall have the meaning set forth in paragraph 5.1.
“Manager Related Parties” shall have the meaning set forth in paragraph 8.1.
 “Newbuild” means a new vessel to be or which has just been construed, or is under construction, which a Shipowning Subsidiary (as defined below) has agreed to acquire pursuant to a shipbuilding contract, memorandum of agreement or otherwise.
“Per Vessel Management Fees” shall have the meaning set forth in paragraph 6.1.1.
“Permitted Holders” means (i) Mr. Petros Panagiotidis and/or his ascendants, descendants and/or other immediate family member; (ii) any controlled Affiliate of any of the foregoing; (iii) in the event of the incompetence or death of any of the Persons described in sub-clause (i), such Person’s estate, executor, administrator, committee or other personal representative, in each case who at any particular date will beneficially own or have the right to acquire, directly or indirectly, capital stock or Voting Shares of the Listed Company owned by such Person; or (iv) any trusts, general partnerships or limited partnerships created for the benefit of the Persons described in sub-clauses (i) or (iii) or any trust for the benefit of any such trust, general partnership or limited partnership.
“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.
“Reimbursable Expenses” shall have the meaning set forth in paragraph 6.4.
“Shipmanagement Agreements” means the management agreements that shall be entered into between, on the one hand, the Manager and each of the Shipowning Subsidiaries and, on the other hand, the Co-Manager and each of the Shipowning Subsidiaries, substantially in the form of Shipman 98 (or such other form of management agreement that may be agreed between the Parties from time to time).

“Shipowning Subsidiaries” shall have the meaning set forth in the Preamble.
“Sub-manager” shall have the meaning set forth in paragraph 4.6.
“Term” shall have the meaning set forth in paragraph 2.3.
“Termination Fee” shall be equal to four (4) times the total amount of the Flat Management Fee calculated on an annual basis (i.e. four (4) times the quarterly Flat Management Fee applicable in the calendar year during which the termination takes place multiplied by four (4)) and is additional to the termination fee provided under the Shipmanagement Agreements. The Parties hereby agree that the Termination Fee is reasonable, proportionate and customary for management contracts of this type with publicly listed shipping companies and their respective subsidiaries especially in view of the agreed Term and considering the investment, the personnel and other resources that the Manager is required to maintain for the purposes of performing its obligations under this Agreement and the Shipmanagement Agreements.
“Vessels” shall have the meaning set forth in the recitals.

2.	Appointment and Term

2.1.            The Listed Company hereby appoints the Manager to act as manager and perform the Management Services set forth in clause 5 hereto and the Manager hereby agrees to perform the Management Services, subject to the terms and conditions set out in this Agreement.
2.2.            To the extent that the Manager acts as manager of any Shipowning Subsidiary, the Manager shall be appointed by each Shipowning Subsidiary, pursuant to the provisions of paragraph 3.2. hereto, as the commercial manager of each Shipowning Subsidiary’s Vessel on the terms and conditions of the relevant Shipmanagement Agreement and shall provide to the Listed Company and the Shipowning Subsidiaries the Management Services, always in accordance with the terms of this Agreement and the Shipmanagement Agreements.
2.3.            This Agreement shall be effective as of the Effective Date and shall continue to be in full force and effect for a term of five (5) years commencing on the Effective Date, and such term shall be automatically renewed annually for the subsequent five (5) years on each anniversary of the Effective Date (starting from the first anniversary of the Effective Date), unless this Agreement is terminated earlier in accordance with the provisions of clause 7 below (the “Term”).

3.	The Listed Company’s General Obligations

3.1.            The Listed Company shall notify the Manager and the Co-Manager as soon as possible of any purchase of any vessel (whether the same is a second-hand vessel or a Newbuild), the delivery of any Newbuild from the relevant builder or intermediate seller to the relevant Shipowning Subsidiary to take ownership of such Newbuild, the agreement to acquire any Newbuild, the sale of any Vessels, Newbuilds or Shipowning Subsidiaries, the purchase or creation of any direct or indirect Shipowning Subsidiary or the sale or divestiture of any Shipowning Subsidiary, and Schedule A hereto shall be amended to be reflective of any such development. Such amended Schedule A shall be effective on any such day as mutually agreed by the Listed Company and the Manager.
3.2.            The Listed Company shall procure that each of the Shipowning Subsidiaries listed, from time to time, on Schedule A shall enter into separate Shipmanagement Agreements with the Manager and the Co-Manager, appointing the Manager as the commercial manager of the Vessels and the Co-manager as the technical and operational manager of the Vessels, with such alterations and additions as may be agreed by the Manager, the Co-Manager and each Shipowning Subsidiary to be appropriate.
3.3.            The Listed Company shall pay, or shall cause any Shipowning Subsidiary to pay, all sums due to the Manager punctually in accordance with the terms of this Agreement and/or any Shipmanagement Agreement.
3.4.            The Listed Company shall procure that each Shipowning Subsidiary (a) performs its obligations under the respective Shipmanagement Agreement to which it is a party and (b) does not take any action or omits to take any action the effect of which is to cause the Listed Company, the Manager, the Co-Manager or any Sub-manager to be in breach of this Agreement and/or any Shipmanagement Agreement.

4.	The Manager’s General Rights and Obligations

4.1.            In the exercise of its duties hereunder, the Manager shall act fully in accordance with the reasonable policies, guidelines and instructions from time to time communicated to it in writing by the Company, exercising skill and diligence to carry out its duties under this Agreement and/or each Shipmanagement Agreement according to sound commercial shipmanagement standards.
4.2.            The Manager acknowledges that the services it will provide pursuant to the Shipmanagement Agreements are not limited to the services provided in such and include also those set forth in this Agreement.
4.3.            Notwithstanding anything to the contrary contained in this Agreement or any Shipmanagement Agreement, the Manager agrees that any and all decisions of a material nature relating to the Company or any Vessel shall be reserved to the Listed Company.
4.4.            During the Term, the Manager shall promote the business of the Company in accordance with the directions of the authorized representative of the Listed Company and shall at all times use its best efforts to conform to and comply with the lawful and reasonable directions, regulations or recommendations made by such authorized representative.
4.5.            During the Term hereof, the parties agree that the Manager shall provide the Management Services set forth in this Agreement to the Company on a non-exclusive basis and may provide similar services to entities other than the Company.

4.6.            The Manager may, upon prior notice to the Company, appoint any person or corporate entity (a “Sub-manager”), at any time throughout the duration of this Agreement, to perform such parts of the Management Services as may seem convenient or appropriate to the Manager;
5.            Services
5.1.            In consideration of the payment of the Management Fees, the Manager shall, on its own or through a Sub-manager, provide the following services to the Company (the “Management Services”), which include:

(a)	The services provided in the Shipmanagement Agreements that shall be concluded between the Manager and each Shipowning Subsidiary. Namely, such services include inter alia:

(i)
Seek employment for the Vessels and negotiate, arrange and conclude chartering or other employment of the Vessels (and keep the Board of Directors and the Board of Directors of the relevant Shipowning Subsidiary informed on a regular basis with regards to the employment and location of the Vessel) and supervise the performance of the charterparties, contracts of affreightment or any other contract of employment of the Vessels including without limitation the receipt of freights and hires, calculation of laytime, receipt of collection of dispatch and demurrage, damages for detention and the payment of damages arising out of or in connection with such;

(ii)	Issue voyage estimates for the Vessels under their charterparties or other contract of employment;
(iii)
Seek suitable vessels or fleets of vessels for purchase and/or determine Vessels for sale by the Shipowning Subsidiaries, negotiate the terms of such purchase or sale (including without limitation with shipyards, banks and financial institutions in the case of vessels taken over by such institutions and participate in auctions of vessels) and enter into such binding agreements after receiving express authority by the Listed Company and the relevant Shipowning Subsidiary to do so;

(iv)
Inspect vessels worldwide or appoint professional inspectors at its discretion, obtain valuations either for internal purposes or upon the request of financial institutions, visit and inspect the Vessels at its discretion to monitor their condition and report to the Company, assess, review and advise the Company as to the value of the fleet and whether such is affected by deficiencies, breakdowns, structural modifications and/or propose permanent installations on the Vessels.

(v)
Handle and settle all claims arising out of the provision of the services provided under the Shipmanagement Agreements and keep the Company informed regarding any incident of which the Managers become aware which gives or may give rise to claims or disputes involving third parties;

(vi)
Initiate legal proceedings or defend actions, suits or other legal proceedings in connection with matters entrusted to the Manager under the Shipmanagement Agreements and in accordance with the Company’s instructions;

(vii)
Obtain legal or technical or other kind of independent expert advice in relation to the handling and settlement of claims and disputes or any and all other matters affecting the interests of the Company in respect of the Vessels;

(viii)
Provide general administrative, office and support services to the Shipowning Subsidiaries necessary for the commercial management of the Vessels, including without limitation the employment of clerical personnel, accountants and managerial staff;

(ix)
Establish an accounting system, in accordance with the reasonable requirements of the Company and provide regular accounting services to the Shipowning Subsidiaries in relation to the Vessels as well as supply regular reports and records;

(x)
Maintain the records of all costs and expenditure incurred in the context of the provision of the services under the Shipmanagement Agreements, as well as data necessary or proper for the settlement of accounts between the Manager and the Shipowning Subsidiaries;

(b)	In addition to the above, the Manager shall provide to the Company the services provided below:
(i)	Represent the Shipowning Subsidiaries before any competent Authority in Greece, including without limitation Tax Authorities, Civil, Criminal and Administrative Courts, Ministries etc.;
(ii)	Settle and pay off any debt of the Shipowning Subsidiaries in Greece and abroad;
(iii)	Arrange the tax responsibilities of the Vessels and pay any relevant tax and levy as well as legally dispute the legitimacy of any taxes, charges and fines etc. imposed on the Vessels;
(iv)
Keep separate books, records and accounts relating to all the activities of each Shipowning Subsidiary and Vessel and the Listed Company, in accordance with the instructions of the Listed Company’s internal auditor and shipping accounting practice, in order to comply with the requirements of any stock exchange on which all or any part of the Listed Company’s share capital is listed and all applicable laws and regulations;

(v)	Audit, open and operate bank accounts in Greece and abroad in the name of the Shipowning Subsidiaries and the Listed Company on foreign currencies, as well as proceed to any payments and receipts;
(vi)
Undertake all functions, duties and obligations of the secretary of each Shipowning Subsidiary in accordance with the laws and regulations of their respective places of incorporation and any other law applicable to the Shipowning Subsdiaries including without limitation the convocation of Board Meetings and General Meetings of the Shareholders of the Shipowning Subsidiaries and the Listed Company, the drafting of the Balance Sheets and Income Statements of the Shipowning Subsidiaries etc.;

(vii)	Provide to the Board of Directors and the Board of Directors of each Shipowning Subsidiary planning, managerial and advisory services in respect of the whole operations of the Shipowning Subsidiaries;

(viii)
Advise the Board of Directors in connection with the borrowing and lending arrangements of the Shipowning Subsidiaries and the Listed Company and negotiate such borrowing and lending arrangements; negotiate the financing for the operation of the Vessels and for the acquisition of a vessel by a Shipowning Subsidiary and enter into such binding agreements after receiving express authority by the Listed Company and the relevant Shipowning Subsidiary to do so;

(ix)
Prepare and submit all documents and returns requested by the Listed Company in order for such to comply with the requirements of the Securities Exchange Commission or NASDAQ or the Norwegian Over-the-Counter (NOTC) market or for any other reason whatsoever;

(x)
Appoint and revoke agents anywhere in the world for the provisions of any necessary services to the Company, remit payments to the aforementioned appointed agents in connection with their expenses and fees and audit the respective accounts provided by the agents.

(xi)
Receive, review and follow up annual budgets prepared by the Co-Manager in connection with the technical management of the Vessels including without limitation a proposed budget for capital expenditures, repairs or alterations, dry-docking together with an analysis as to the reason and the timing that these replacements, improvements, renovations or expenditures are required, and if requested by the Board of Directors or the Board of Directors of the Shipowning Subsidiaries, provide monthly statements of accounts and quarterly statement of account analysis of operating income and expenses as well as such other statements, special reports, memoranda and original and copies of documents as the Board of Directors or the Board of Directors of the relevant Shipowning Subsidiary may reasonable require to be available for inspection at all times;

(xii)	Provide any other service that may be necessary for the operation of the Vessels and/or the business of the Company as well as any other service requested by the Company.
5.2.            It is expressly agreed that the Company may not necessarily require the Manager to provide to the Company all the services mentioned in the preceding paragraph. In addition, some of the aforementioned services may be delegated, at the discretion of the Company, to the Co-Manager, or any other service provider with the relevant expertise and experience, selected by the Company.
6.            Manager’s Remuneration and Expenses
6.1.            In consideration of the Management Services provided by the Manager to the Company under this Agreement and the relevant Shipmanagement Agreements, the following fees calculated from the Effective Date shall be paid to the Manager:
6.1.1.	US$ 250 per Vessel per day (the “Per Vessel Management Fees”), accrued on a daily basis, for the provision of the services provided in the Shipmanagement Agreements;

6.1.2.
US$ 300,000 per quarter during the Term of this Agreement which is an amount expressly agreed to compensate the Manager for the Management Services, as provided in this Agreement, which are not covered by the services provided under the separate Shipmanagement Agreements, (the “Flat Management Fee” and collectively with the Per Vessel Management Fees, the “Management Fees”).

6.2.            The Per Vessel Management Fees shall be paid to the Manager by the relevant Shipowning Subsidiary by monthly installments in advance, within the first five (5) Business Days of each calendar month. The Manager shall have the right to demand payment of the Management Fees in relation to each Vessel from the Listed Company in case the relevant Shipowning Subsidiary is in default of paying the Per Vessel Management Fees. The Listed Company hereby unconditionally and irrevocably guarantees to the Manager the payment of the Per Vessel Management Fees and the performance of all other obligations of each Shipowning Subsidiary under the terms of each Shipmanagement Agreements in case of default of the relevant Shipowning Subsidiary waiving the benefit of division or discussion and any other right or benefit granted by applicable law to a guarantor.
6.3.            Unless otherwise agreed, the Flat Management Fee shall be paid by the Listed Company in advance at the beginning of each quarter. The Flat Management Fee will be due and payable on the first Business Day of January, April, July and October of each year. For the current year 2020, the Flat Management Fee from the Effective Date until and including the 30th of September 2020, i.e. US$ 100,000, shall be due and payable on the first ten (10) Business Days of September while the Flat Management Fee corresponding to the fourth quarter of 2020 shall be due and payable as per the above provisions of this paragraph.
6.4.            The Company hereby agrees to reimburse the Manager for all reasonable and documented out-of-pocket costs and expenses, including but not limited to travelling, accounting, auditing, legal assistance and all extraordinary expenses, actually paid or incurred by the Manager in connection with the provision of the Management Services (the “Reimbursable Expenses”).
6.5.            The Management Fees, may be increased from time to time and additional fees may also be agreed to be payable by the Listed Company to the Manager for services provided by the Manager on a case by case basis. The Flat Management Fee agreed as of the date hereof shall be applicable for as long as the Manager manages up to ten (10) Vessels and shall be increased thereafter by mutual agreement between the Listed Company and the Manager.
6.6.            In addition to the Management Fees, the Manager shall charge and receive the following commissions:
(i)	Chartering commission at the rate of 1.25% in relation to the chartering of the Vessels; and
(ii)	Sale and purchase brokerage commission at the rate of 1% per transaction.
(collectively, the “Commission Fees”)
6.7.            The Manager shall bear and pay the remuneration, however described, of any Sub-manager.

7.            Termination of this Agreement
7.1.            This Agreement, unless otherwise agreed in writing between the parties hereto, shall be terminated as follows:
(a)	The parties hereto may terminate this Agreement by mutual agreement in writing at any time.
(b)	This Agreement shall automatically terminate in case:
(i)
the establishment license of the Manager’s branch office in Greece to operate by virtue of the provisions of art. 25 of Law 27/1975 is revoked, as of the date of publication of the relevant Ministerial Decision on the Government Gazette;

(ii)	the Manager ceases its business in Greece or a resolution is passed or an order is made for the purpose of winding up the Manager.
(c)	The Manager may terminate this Agreement as follows:
(i)	Upon giving three (3) month’s prior written notice to the Company;
(ii)
Upon giving fifteen (15) Business Days prior written notice to the Company for material breach of the Listed Company’s and/or any Shipowning Subsidiary’s obligations under this Agreement; if the breach may be remedied by the Listed Company and/or the Shipowning Subsidiary, the Manager may terminate this Agreement upon giving fifteen (15) Business Days prior written notice to the Listed Company and/or the relevant Shipowning Subsidiary to remedy the breach and failing to do so may proceed with the termination of this Agreement in accordance with the provisions of this sub-paragraph;

(iii)
Upon giving fifteen (15) Business Days prior written notice to the Company in case of a Change in Control Transaction in the Listed Company. Any such notice must be given within six (6) months as of the completion of the Change in Control Transaction in the Listed Company.

(d)	The Company may terminate this Agreement as follows:
(i)	Upon giving three (3) month’s prior written notice to the Manager;
(ii)
Upon giving fifteen (15) Business Days prior written notice to the Manager, if the Manager is proven to be unable or to have otherwise failed to perform any or all of the services to a material extent for a continuous period of two (2) months and provided that the Manager fails to perform the services within the notice period.

7.2.            In case of termination of this Agreement in accordance with any of the provisions of paragraph 7.1 the Company shall pay to the Manager on the date of termination: (i) any and all accrued Management Fees and the Reimbursable Expenses of the Manager up to the date of termination and (ii) in advance any and all Commission Fees for any outstanding chartering and/or sale and purchase transaction that was agreed by the Company prior to the date of termination and has not yet been performed on the date of termination, as if such transaction had been performed (namely all such Commission Fees up until the end of the agreed duration of a respective charterparty or up until the completion of the respective sale and purchase transaction shall be due and payable to the Manager on the date of termination). Moreover, in case this Agreement is terminated in accordance with the provisions of paragraphs 7.1.(c)(ii), 7.1.(c)(iii) and 7.1.(d)(i) the Company shall pay in addition to the Manager the Termination Fee. For the avoidance of any doubt, in case of termination of this Agreement in accordance with any of the provisions of paragraph 7.1 the Listed Company and the Shipowning Subsidiaries shall be jointly and severally liable to pay the accrued Management Fees, the Commission Fees, the Reimbursable Expenses and the Termination Fee (where applicable) to the Manager.
7.3.            Upon termination of this Agreement in accordance with the provisions of this clause 7, the Manager shall promptly terminate its services under this Agreement and the Shipmanagement Agreements, if so requested, in order to minimize any interruption to the business of the Company.
7.4.            With respect to the termination of the Shipmanagement Agreements, applicable are clauses 17 and 18 of the Shipmanagement Agreements.
7.5.           For the avoidance of doubt, the termination of this Agreement shall not affect the legal relationships between the Company and the Co-Manager, which shall be governed by the respective agreements between such parties.
8.            Liability and Indemnity
8.1.            The Manager and any Sub-manager, including their officers, directors, employees, shareholders, agents and sub-contractors (the “Manager Related Parties”), shall be under no liability whatsoever to the Company or to any third party (including the Vessels’ crew) for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with detention of or delay to a Vessel), and howsoever arising in the course of the performance of this Agreement, or any Shipmanagement Agreement, unless and to the extent that the same is proved to have resulted solely from the gross negligence or willful misconduct of the Manager or any Sub-manager or the Manager Related Parties.
8.2.            The Company shall indemnify and hold harmless the Manager, Sub-Manager and the Manager Related Parties against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement or any Shipmanagement Agreement and in respect of any loss, damage, delay or expense of whatsoever nature (including legal costs and expenses on a full indemnity basis), whether direct or indirect, incurred or suffered by the Manager, Sub-Manager and the Manager Related Parties arising out of or in connection with the performance of this Agreement or any Shipmanagement Agreement, unless incurred or suffered due to the gross negligence or willful misconduct of the Manager, Sub-Manager and the Manager Related Parties.
8.3.            The provisions of this clause 8 shall survive any termination of this Agreement.

9.            Notices. Any notice, request, demand or other communication under this Agreement shall:
(a)	be in writing delivered personally or by courier or shall be served through a process server;
(b)
be deemed to have been received, subject as otherwise provided in this Agreement in the case of a letter when delivered personally or through courier or served through a process server at the address below; and

(c)	be sent:
(i)	If to the Company, to: Castor Maritime Inc. 223 Christodoulou Chatzipavlou Street Hawaii Royal Gardens, Limassol 3036, Cyprus

(ii)	If to the Manager, to: Castor Ships S.A. 25 Foinikos Street, 14564 Nea Kifisia, Athens, Greece

or to such other person or address, as is notified by the relevant party to the other party to this Agreement and such notification shall not become effective until notice of such change is actually received by the other party. Until such change of person or address is notified, any notification to the above addresses are agreed to be validly effected for the purposes of this Agreement.
10.            Assignment. This Agreement, and the Manager’s rights and obligations hereunder, may not be assigned by the Manager; any purported assignment in violation hereof shall be null and void. This Agreement, and the Company’s rights and obligations hereunder, may not be assigned by the Company; provided, however, that in the event of any sale, transfer or other disposition of all or substantially all of the Company’s assets and business, whether by merger, consolidation or otherwise, the Company shall assign this Agreement and its rights hereunder to the successor to its assets and business.
11.            Governing Law and Jurisdiction.
11.1.            This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation, including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual disputes or claims (a “Dispute”) shall be governed by Greek law.
11.2.            Subject to paragraph 11.3, the courts of Courts of Piraeus, Greece shall have exclusive jurisdiction to settle any Dispute.

11.3.            Paragraph 11.2 is for the exclusive benefit of the Manager, who reserves the right: (a) to commence proceedings in relation to any Dispute in the courts of any country other than Greece and which may have or claim jurisdiction to that Dispute; and (b) to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in Piraeus, Greece or without commencing proceedings in Piraeus, Greece. The Company shall not commence any proceedings in any country other than Greece in relation to a Dispute.
12.	Miscellaneous
12.1.            Entire Agreement. This Agreement and the Shipmanagement Agreements constitute the entire agreement of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.
12.2.            Amendments. This Agreement may be amended, superseded, canceled, renewed or extended and the terms hereof may be waived, only by a written instrument signed by the parties.
12.3.            Independent Contractor. All services provided hereunder shall be provided by the Manager as an independent contractor. No employment contract, partnership or joint venture between the Manager and the Listed Company and/or between the Manager and the Shipowning Subsidiaries has been created in or by this Agreement or as a result of the Management Services provided hereunder.
12.4.            Separability. In the event that any provision of this Agreement would be held to be invalid or unenforceable for any reason, this Agreement shall be construed as if such invalid or unenforceable provision had been more narrowly drawn so as not to be invalid or unenforceable. If, notwithstanding the foregoing, any provision of this Agreement shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall attach only to such provision and shall not affect or render invalid or unenforceable any other provision of this Agreement.
12.5.            Conflict of Terms. In case of any conflict or inconsistency between the provisions of this Agreement and the provisions of any Shipmanagement Agreement, the provisions of this Agreement shall prevail.
12.6.            Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, executors and legal representatives.
12.7.            Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the parties hereto.
12.8.            Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

Signed for and on behalf of the Listed Company

/s/ Petros Panagiotidis
By: Petros Panagiotidis
Title: Chairman, CEO & CFO

Signed for and on behalf of the Manager

/s/ Thaleia Kamilieri
By: Thaleia Kamilieri
Title: Director

Signed for and on behalf of the Shipowning Subsidiaries

/s/ Viktoria Poziopoulou	/s/ Viktoria Poziopoulou
SPETSES SHIPPING CO.	BISTRO MARITIME CO.
By: Viktoria Poziopoulou	By: Viktoria Poziopoulou
Title: Attorney-in-fact	Title: Director

/s/ Viktoria Poziopoulou	/s/ Viktoria Poziopoulou
PIKACHU SHIPPING CO.	BAGHEERA SHIPPING CO.
By: Viktoria Poziopoulou	By: Viktoria Poziopoulou
Title: Director	Title: Director

SCHEDULE A – THE SHIPOWNING SUBSIDIARIES AND THE VESSELS
NAME OF SHIPOWNING SUBSIDIARY	PLACE OF SHIPOWNING SUBSIDIARY’S INCORPORATION	NAME OF VESSEL	VESSEL’S TONNAGE (GROSS/NET)	VESSEL’S IMO NUMBER	VESSEL’S FLAG
SPETSES SHIPPING CO.	Marshall Islands	MAGIC P	39964/25889	9288477	Marshall Islands
BISTRO MARITIME CO.	Marshall Islands	MAGIC SUN	40570/24975	9215933	Marshall Islands
PIKACHU SHIPPING CO.	Marshall Islands	MAGIC MOON	39727/25754	9336036	Marshall Islands
BAGHEERA SHIPPING CO.	Marshall Islands	MAGIC RAINBOW	40224/25869	9318591	Marshall Islands